

August 7, 2024

Tingfeng Weng
Chief Executive Officer
Wing Yip Food Holdings Group Ltd
No.9, Guanxian North Rd,
Huangpu Town, Zhongshan City,
Guangdong, China 528429

Re: Wing Yip Food Holdings Group Ltd
Amendment No. 4 to Registration Statement on Form F-1
Filed August 2, 2024
File No. 333-277694

Dear Tingfeng Weng:

We have reviewed your amended registration statement and have the following comment.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our July 31, 2024 letter.

Amendment no. 4 to Registration Statement on Form F-1 Filed on August 2, 2024

Capitalization, page 51

1.   We note your response to prior comment 1. Please revise to include a footnote that discloses that $0.89 million of your offering expenses were already paid and included in the "March 31, 2024 - Actual" column. In addition, notwithstanding the fact that you have paid $0.89 million of offering expenses, your net proceeds from this offering should include those expenses as well. Please revise your disclosures on page 48 to include these expenses in your net proceeds. Your net proceeds should be calculated by deducting the estimated underwriting discounts, the non-accountable expense allowance and the estimated offering expenses from the gross proceeds of the offering.

Please contact Ernest Greene at 202-551-3733 or Kevin Woody at 202-551-3629 if you have questions regarding comments on the financial statements and related matters. Please contact Erin Donahue at 202-551-6063 or Erin Purnell at 202-551-3454 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing